Exhibit 10.10

Freshworks Inc.
2950 S. Delaware St., Suite 201,
San Mateo, CA 94403

August 25, 2021
To:
Srinivasagopalan Ramamurthy
Dear Srinivasagopalan:
This offer letter (the “Agreement”) amends and restates the amended and restated offer letter between you and Freshworks Inc. (“Freshworks”) dated as of May 29, 2020, as amended April 1, 2021 (the “Prior Agreement”). The terms of this Agreement govern with respect to your employment, and supersede and replace the terms and conditions set forth in the Prior Agreement.
The terms of your employment with Freshworks are set forth below (“Terms”):
1.Position. You will continue to serve as Chief Product Officer of Freshworks. You will be responsible for Freshworks’ product portfolio, and responsible for performing such duties as are assigned to you from time to time, and will report to the CEO. You will work at our facility located in San Mateo, California. Notwithstanding the foregoing, Freshworks may change your position, duties, and work location from time to time in its discretion.
2.Cash Compensation: Your annual gross base salary will be $370,000 (less payroll deductions and withholdings) payable in accordance with Freshworks’ standard payroll schedule. Your compensation is subject to adjustment pursuant to Freshworks’ employee compensation policies in effect from time to time.
3.Performance Bonus. Each year, you will be eligible to receive an annual performance bonus of up to $190,000, which will be subject to the attainment of goals set for you and Freshworks pursuant to the Freshworks Variable Pay Policy. Whether you receive such a bonus, and the amount of such bonus, shall be determined by Freshworks in its sole discretion based upon the attainment, in Freshworks’ judgment, of the goals set by Freshworks for you and other criteria to be determined by Freshworks. Any bonus will be paid within thirty (30) days after Freshworks’ determination that a bonus shall be awarded. You must be employed on the day that your bonus (if any) is paid in order to earn the bonus. Therefore, if your employment is terminated either by you or by Freshworks for any reason prior to the bonus being paid, you will not have earned the bonus and no partial or prorated bonus will be paid.
4.RSUs: You previously received certain equity awards covering shares of Freshworks’ Common Stock. Such equity awards will continue to be subject to the terms and conditions of the Freshworks 2011 Stock Plan, as amended, and the applicable award agreements.
5.Benefits: As a regular employee of Freshworks, you will be eligible to participate in a number of company-sponsored benefits offered to similarly situated employees, which may change from time to time. Currently, Freshworks Inc., through Sequoia One, offers health/dental benefits for you and your qualified dependents. Information about these benefits and additional information will be available on-line. Freshworks reserves the right to change or revise the benefits offered at any time.

6.Paid Time Off: You will be entitled to participate in Freshworks’ paid time off and sick time policies, as in effect from time to time.
7.Employee Inventions and Proprietary Information Agreement: As a Freshworks employee, you are required to follow its rules and regulations. You have previously signed, and agree to continue to comply with, Freshworks’ Employee Inventions and Proprietary Information Agreement, which prohibits, among other things, the unauthorized use or disclosure of Freshworks’ confidential and proprietary information.
8.Freshworks Policies: As a Freshworks employee, you agree to comply fully with all Freshworks policies and procedures applicable to employees, as amended and implemented from time to time, including, without limitation, regulatory and compliance procedures. In order to retain necessary flexibility in the administration of its policies and procedures, Freshworks reserves the right to change or revise its policies and procedures. In your work for Freshworks, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by Freshworks. You agree that you will not bring onto Freshworks premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You also agree to honor all obligations to former employers during your employment with Freshworks. You hereby represent that you have disclosed to Freshworks any contract you have signed that may restrict your activities on behalf of Freshworks.
9.Data Protection and Privacy: Please review Schedule I attached hereto regarding data protection and privacy. By signing this offer letter, you confirm: (a) that, where Freshworks’ processing of your personal information is based upon your consent (as described in Freshworks’ Staff Privacy Notice) or your consent is otherwise required by applicable law, you consent to the processing of your personal information (including sensitive or special categories of personal information) as described in Schedule I and in the Freshworks’ Staff Privacy Notice, and (b) that you will process staff, customer, supplier and other third party personal information strictly in accordance with applicable data protection laws and Freshworks’ data protection and information security policies.
10.Severance.
a.Termination for Cause; Death or Disability. If, at any time, Freshworks terminates your employment for Cause (as defined herein), or if you resign at any time and for any reason outside of the Change in Control Period (as defined herein), or if either party terminates your employment as a result of your death or disability, you will receive your base salary accrued through your last day of employment, as well as any unused vacation (if applicable) accrued through your last day of employment. Under these circumstances, you will not be entitled to any other form of compensation from Freshworks, including any severance benefits.
b.Termination without Cause. If at any time other than during the Change of Control Period (as defined herein), Freshworks terminates your employment without Cause, and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), then subject to your obligations below, you shall be entitled to receive the following severance benefits (collectively, the “Severance Benefits”):
i.Salary Continuation. An amount equal to six (6) months of your then current base salary, less all applicable withholdings and deductions, paid over such six (6) month period, on the schedule described below (the “Salary Continuation”);

ii.COBRA Benefits. If you timely elect continued coverage under COBRA for yourself and your covered dependents under Freshworks' group health plans following such termination of employment, then Freshworks shall pay the COBRA premiums necessary to continue your health insurance coverage in effect for yourself and your eligible dependents on the termination date until the earliest of (A) the close of the six (6) month period following the termination of your employment, (B) the expiration of your eligibility for the continuation coverage under COBRA, or (C) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment (such period from the termination date through the earliest of (A) through (C), the “COBRA Payment Period”). If you become eligible for coverage under another employer's group health plan or otherwise cease to be eligible for COBRA during the period provided in this clause, you must immediately notify Freshworks of such event, and all payments and obligations under this clause shall cease.
iii.Target Performance Bonus. An amount equal to a pro rata portion of your target annual performance bonus for the year in which the covered termination occurred, less all applicable withholdings and deductions. This payment of a pro rata portion your target annual performance bonus will be paid in a lump sum on the same day as the first Salary Continuation payment.
iv.Vesting Acceleration. Acceleration of the vesting of all time-based vesting requirements for equity awards previously granted to you as of the date of termination as to the number of shares that would have vested pursuant to the time-based vesting requirements in accordance with the applicable vesting schedule as if you had been in service for an additional six (6) months following your employment termination date (based upon months of service and not the occurrence of corporate events or milestones), but such acceleration, to the extent applicable, will remain subject to the liquidity event vesting requirement set forth in the applicable grant notice(s) and agreement(s). Such acceleration shall be effective as of the effective date of your termination of employment.
c.Termination without Cause or Resignation For Good Reason in Connection With a Change of Control. If Freshworks terminates your employment without Cause, or you resign for Good Reason, in either case, within three (3) months prior to or twelve (12) months following the effective date of a Change of Control (as defined herein) (the “Change of Control Period”), and provided such termination constitutes a Separation from Service, then subject to your obligations below, you shall be entitled to receive the following severance benefits (collectively, the “Change of Control Severance Benefits”):
i.Without Cause. If Freshworks terminates your employment without Cause within the Change of Control Period:
1.Salary Continuation. An amount equal to twelve (12) months of your then current base salary, less all applicable withholdings and deductions, paid over such twelve (12) month period, on the schedule described below (the “Change of Control Salary Continuation”);
2.COBRA Benefits. If you timely elect continued coverage under COBRA for yourself and your covered dependents under Freshworks' group health plans following such termination of employment, then Freshworks shall pay the COBRA premiums necessary to continue your health insurance coverage in effect for yourself and your eligible dependents on the termination date pursuant to the terms set forth in 10(b)(ii) but for a period of twelve (12) months, rather than six (6) months.
3.Target Performance Bonus. An amount equal to your target annual performance bonus for the year in which the covered termination occurred, less all applicable withholdings and deductions. This target annual performance bonus amount will be paid in a lump sum on the same day as the first Change of Control Salary Continuation payment;
4.Vesting Acceleration. Acceleration of the vesting of all-time-based vesting requirements for equity awards previously granted to you as of the date of termination, but such acceleration, to the extent applicable, will remain subject to the liquidity event vesting requirement set forth in the applicable grant notice(s) and agreement(s). Such acceleration shall be effective as of the effective date of your termination of employment.
ii.Resignation for Good Reason. If you resign for Good Reason within the Change of Control Period:
1.Salary Continuation. An amount equal to six (6) months of your then current base salary, less all applicable withholdings and deductions, paid over such six (6) month period, on the schedule described below (the “Change of Control Salary Continuation”);
2.COBRA Benefits. If you timely elect continued coverage under COBRA for yourself and your covered dependents under Freshworks' group health plans following such resignation of employment, then Freshworks shall pay the COBRA premiums necessary to continue your health insurance coverage in effect for yourself and your eligible dependents on the termination date pursuant to the terms set forth in 10(b)(ii).
3.Target Performance Bonus. An amount equal to 50% of your target annual performance bonus for the year in which the covered termination occurred, less all applicable withholdings and deductions. This target annual performance bonus amount will be paid in a lump sum on the same day as the first Change of Control Salary Continuation payment;
4.Vesting Acceleration. Acceleration of the vesting of all time-based vesting requirements for equity awards previously granted to you as of the date of termination as to the number of shares that would have vested pursuant to the time-based vesting requirements in accordance with the applicable vesting schedule as if you had been in service for an additional twelve (12) months following your employment termination date (based upon months of service and not the occurrence of corporate events or milestones), but such acceleration, to the extent applicable, will remain subject to the liquidity event vesting requirement set forth in the applicable grant notice(s) and agreement(s). Such acceleration shall be effective as of the effective date of your termination of employment.
d.Conditions For Receipt of Severance Benefits or Change of Control Severance Benefits. Both the Severance Benefits and Change of Control Severance Benefits are conditional upon: (i) your continuing to comply with your obligations under your Employee Confidential Information and Invention Assignment Agreement; (i) your delivering to Freshworks an effective, general release of claims in favor of Freshworks in a form acceptable to Freshworks within 60 days following your termination date; and (iii) if you are a member of the board of directors of Freshworks and/or any subsidiaries of Freshworks, your resignation from the boards of directors and all committees thereof, to be effective no later than the date of your termination date (or such other date as requested by the board of directors). The Salary Continuation or Change of Control Salary Continuation will be paid in equal installments on Freshworks' regular payroll schedule and will be subject to applicable tax withholdings over the period outlined above following the date of your termination date; provided, however, that no payments will be made prior to the 60th day following your Separation from Service. On the 60th day following your Separation from Service, Freshworks will pay you in a lump sum the Salary Continuation or Change of Control Salary Continuation and other Severance Benefits that you would have received on or prior to such date under the original schedule but for the delay while waiting for the 60th day in compliance with

Code Section 409A and the effectiveness of the release, with the balance of the Salary Continuation or Change of Control Salary Continuation and other Severance Benefits being paid as originally scheduled. For the avoidance of doubt, in no event will you be entitled to benefits under both Section 10(b) and Section 10(c), nor will you be entitled to benefits under both Sections 10(c)(i) and 10(c)(ii). If you would otherwise be eligible for severance benefits under both Section 10(b) and Section 10(c), you will receive the benefits set forth in Section 10(c)(i) or 10(c)(ii) and such benefits shall be reduced by any benefits previously provided to you under Section 10(b).
e.Definitions. For purposes of this agreement, the following terms shall be defined as follows:
i.Change of Control. For purposes of this agreement, “Change of Control” means (i) a sale of all or substantially all of Freshworks' assets other than to an Excluded Entity (as defined below), (ii) a merger, consolidation or other capital reorganization or business combination transaction of Freshworks with or into another corporation, limited liability company or other entity other than an Excluded Entity, or (iii) the consummation of a transaction, or series of related transactions, in which any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of all of Freshworks' then outstanding voting securities. Notwithstanding the foregoing, a transaction shall not constitute a Change of Control if its purpose is to (A) change the jurisdiction of Freshworks' incorporation, (B) create a holding company that will be owned in substantially the same proportions by the persons who hold Freshworks' securities immediately before such transaction, or (C) obtain funding for Freshworks in a financing that is approved by Freshworks' Board of Directors. An “Excluded Entity” means a corporation or other entity of which the holders of voting capital stock of Freshworks outstanding immediately prior to such transaction are the direct or indirect holders of voting securities representing at least a majority of the votes entitled to be cast by all of such corporation’s or other entity’s voting securities outstanding immediately after such transaction. In no event will a Change of Control be deemed to have occurred if such transaction does not also constitute a “change in the ownership or effective control of” Freshworks or “a change in the ownership of a substantial portion of the assets of” Freshworks as determined under Treasury Regulations Section 1.409A-3(i)(5).
ii.Cause. For purposes of this agreement, “Cause” shall mean one or more of the following: (i) conviction (or guilty or nolo plea) of a felony or crime of moral turpitude; (ii) willful, continued failure or refusal to follow lawful and reasonable instructions of Freshworks; (iii) willful, continued failure to faithfully and diligently perform assigned duties; (iv) unethical, immoral, fraudulent, or other serious misconduct; (v) conduct that materially discredits, or is materially detrimental to, Freshworks or any affiliate, or (vi) material breach of Employee Confidential Information and Invention Assignment Agreement, or Freshworks policies. The determination as to whether you are being terminated for Cause shall be made in good faith by Freshworks and shall be final and binding. The foregoing definition does not in any way limit Freshworks' ability to terminate your employment at any time.
iii.Good Reason. For purposes of this agreement, “Good Reason” shall mean the occurrence of any of the following events without your consent: (i) a material reduction in your Base Salary (unless pursuant to a salary reduction program applicable generally to Freshworks' similarly situated employees); (ii) a material reduction in your duties, responsibilities or authority; or (iii) the relocation of your principal place of employment, without your consent, in a manner that lengthens your one-way commute distance by fifty (50) or more miles from your then-current principal place of employment immediately prior to such relocation; provided, however, that, any such termination by you shall only be deemed for Good Reason pursuant to this definition if: (1) you give Freshworks written notice of your intent to terminate for Good Reason within sixty (60) days following the first occurrence of the condition(s) that you believes constitute(s) Good Reason, which notice shall describe such condition(s); (2) Freshworks fails to remedy such condition(s) within thirty (30) days following receipt of the written notice (the “Cure Period”); and (3) you terminate your employment within sixty (60) days following the end of the Cure Period.
11.Section 409A. It is intended that all of the severance benefits and other payments payable under this letter satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations 1.409A 1(b)(4), 1.409A 1(b)(5) and 1.409A 1(b)(9), and this letter will be construed to the greatest extent possible as consistent with those provisions. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A 2(b)(2)(iii)), your right to receive any installment payments under this letter (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this letter, if you are deemed by Freshworks at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with Freshworks are deemed to be “deferred compensation”, then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to you prior to the earliest of (i) the expiration of the six-month period measured from the date of your Separation from Service with Freshworks, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred.
12.Parachute Payments. In the event that the benefits provided for in this Agreement or otherwise payable to you (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) but for this section, would be subject to the excise tax imposed by Section 4999 of the Code, then your benefits under this Agreement or otherwise shall be payable either (a) in full, or (b) as to such lesser amount which would result in no portion of such benefits being subject to an excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in your receipt on an after-tax basis, of the greatest amount of benefits under this agreement or otherwise, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. In applying this principle, the reduction shall be made in a manner consistent with the requirements of Code Section 409A, and if more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata. Unless you and Freshworks otherwise agree in writing, any determination required under this section shall be made in writing by Freshworks’ independent public accountants (the “Accountants”), whose determination shall be conclusive and binding upon you and Freshworks for all purposes. For purposes of making the calculations required by this section, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. You and Freshworks shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this section. Freshworks shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this section as well as any costs incurred by you with the Accountants for tax planning under Sections 280G and 4999 of the Code.
13.No Assignment: All of your rights and obligations hereunder are personal to you and may not be transferred or assigned by you at any time. Freshworks may assign its rights under these Terms to any entity that assumes Freshworks’ obligations hereunder in connection with any sale or transfer of all or a substantial portion of Freshworks’ assets to such entity.
14.Tax Matters: All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You are encouraged to obtain your own tax advice regarding your compensation from Freshworks. You agree that Freshworks does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against Freshworks or its Board of Directors related to tax liabilities arising from your compensation.
15.Working at Freshworks: While you render services to Freshworks, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with Freshworks. By signing this letter agreement, you confirm to Freshworks that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for Freshworks.
16.Employment Relationship: Employment with Freshworks is for no specific period of time. Your employment with Freshworks is “at will,” meaning that either you or Freshworks may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and Freshworks on this term. Although your job duties, title, compensation and benefits, as well as Freshworks’ personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of Freshworks (other than you).
17.Interpretation, Amendment and Enforcement: This Agreement, together with the Employee Inventions and Proprietary Information Agreement, constitutes the complete agreement between you and Freshworks, contains all of the terms of your employment with Freshworks and supersedes any other agreements, promises made to you, representations or understandings (whether written, oral or implied) between you and Freshworks, including the Prior Agreement. These Terms may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of Freshworks. These Terms and the resolution of any disputes as to the meaning, effect, performance or validity of these Terms or arising out of, related to, or in any way connected with, these Terms, your employment with Freshworks or any other relationship between you and Freshworks (the “Disputes”) will be governed by the laws of the State of California, USA excluding laws relating to conflicts or choice of law. You and Freshworks submit to the exclusive personal jurisdiction of the federal and state courts of the State of California in connection with any Dispute or any claim related to any Dispute.
18.Arbitration. To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with Freshworks, you and Freshworks agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this letter agreement, your employment with Freshworks, or the termination of your employment, shall be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. § 1-16, to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS or its successor, under JAMS’ then applicable rules and procedures for employment disputes (available upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/) before a single arbitrator in San Jose, California. You acknowledge that by agreeing to this arbitration procedure, both you and Freshworks waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. In addition, all claims, disputes, or causes of action under this section, whether by you or Freshworks, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences regarding class claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration. This paragraph shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, claims brought pursuant to the California Private Attorneys General Act of 2004, as amended, the California Fair Employment and Housing Act, as amended, and the California Labor Code, as amended, to the extent such claims are not permitted by applicable law to be submitted to mandatory arbitration and are not preempted by the Federal Arbitration Act (collectively, the “Excluded Claims”). In the event you intend to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be publicly filed with a court, while any other claims will remain subject to mandatory arbitration. You will have the right to be represented by legal counsel at any arbitration proceeding. Questions of whether a claim is subject to arbitration under this letter agreement shall be decided by the arbitrator. Likewise, procedural questions which grow out of the dispute and bear on the final disposition are also matters for the arbitrator. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that you or Freshworks would be entitled to seek in a court of law. Freshworks shall pay all JAMS arbitration fees in excess of the administrative fees that you would be required to pay if the dispute were decided in a court of law. Nothing in this letter agreement is intended to prevent either you or Freshworks from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.
Please sign and date this letter to signify your agreement with this letter and the terms described above.

Sincerely,

/s/ Suman Gopalan
Suman Gopalan
Chief HR Officer

I understand and accept the terms of this letter.

/s/ Srinivasagopalan Ramamurthy
Srinivasagopalan Ramamurthy

August 25, 2021
Date

Schedule I
Data Protection
Use of your personal information for employment-related purposes
1.1In connection with your employment with Freshworks, Freshworks must process certain personal information about you and your dependents.  The personal information that Freshworks will process, the purposes why Freshworks processes that personal information, and the rights you can exercise over Freshworks’ use of your personal information, are explained in Freshworks’ Staff Privacy Notice, which is located on Freshworks’ intranet (https://lighthouse.freshservice.com/support/solutions/articles/32198-staff-privacy-notice-information-on-data-privacy-protection-).
1.2Your personal information may be processed by third parties for the reasons explained in the Freshworks’ Staff Privacy Notice, including Freshworks’ group companies, customers, and third party service providers, who may be based in countries other than your country of residence. Where this is the case, Freshworks will take such measures as are appropriate with any recipients of your personal information so that your personal information remains protected in accordance with this Agreement and applicable data protection laws.
1.3The personal information that Freshworks processes may include certain information that is treated as "sensitive" or "special categories" of personal information under applicable data protection laws. For example, Freshworks may process physical or mental health information about you for the purpose of providing disability access and arranging employee medical benefits, criminal background information for the purpose of assessing your suitability for the role for which you are to be engaged, and racial and ethnic origin data for the purpose of equal opportunities monitoring.
1.4If you have any questions or concerns about the collection, use or disclosure of your personal information, please contact privacy@freshworks.com. If you are an employee resident in the European Economic Area, the "data controller" of your personal information is the Freshworks entity that employs you.
Your data protection responsibilities
1.5As an employee of Freshworks, you must read and comply with Freshworks’ data protection and information security policies, each as updated from time to time.
1.6You must only process personal information relating to Freshworks staff, customers, suppliers and other third parties as necessary for the performance of your role and must protect the confidentiality of that personal information at all times. In particular, you must protect and keep confidential any such personal information in accordance with the confidentiality provisions of this Agreement and, for these purposes, such personal information will be deemed Freshworks’ "confidential information".
1.7Failure to comply with Freshworks’ data protection and information security policies, or to keep confidential any personal information to which you have access by virtue of your role with Freshworks, may result in Freshworks taking disciplinary measures against you up to and including termination.